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(212) 455-2538	mnathan@stblaw.com

April 14, 2016

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 8, 2016
File No. 333-206686

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby provide the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) the following responses to the Staff’s comments in its letter dated April 12, 2016. To assist your review, we have retyped the text of the Staff’s comments in italics below. Unless otherwise defined below, terms defined in Amendment No. 4 to the above-referenced registration statement on Form S-1 (the “Registration Statement”) and used below shall have the meanings given to them therein. The responses and information described below are based upon information provided to us by the Company.

General

1.              Please quantify the range of payments to pre-IPO stockholders under the income tax receivable agreement in the summary section on page 8 and in the risk factor section on page 46.

The Company respectfully advises the Staff that it does not believe a quantification of the range of payments to pre-IPO stockholders under the income tax receivable agreement would be appropriate in either the “Prospectus Summary” section or the “Risk Factors” section of its prospectus. The introductory paragraph on page 8 discussing the Pre-IPO Distributions and the risk factor on page 46 already cross-reference “Certain Relationships and Related Party Transactions” where the table quantifying the potential payments is presented together with a description of the assumptions used to prepare such calculations and related qualifications. Because of the nature of the assumptions and calculations necessary to support such quantification, the Company believes that simply presenting the range of payments set forth in the table on page 152 of the Registration Statement without detailing the underlying assumptions would not be helpful to investors. The description in the “Prospectus Summary” section was intended to give a brief overview of the transactions contemplated, as opposed to detailing the calculations and support behind the proposed distributions. The disclosure in the “Risk Factors” section was intended to highlight risks relevant to investors, or future stockholders, as opposed to setting forth the range of payments to the Company’s pre-IPO stockholders and how such calculations were derived. Neither place seemed appropriate to duplicate the table and footnotes, assumptions and qualifications already disclosed on pages 151 and 152 of the Registration Statement.

Dilution, page 61

2.              Please provide us with the computations that support the amounts presented in your dilution table. In doing so please identify and explain the sources for the amounts in your computations, for example the pro forma information on page 63 or the historical consolidated financial statements.

The Company is providing Annex A attached hereto setting forth the computations and details requested by the Staff.

Exhibit 5.1 — Legal Opinion

3.              Please remove the assumption in the first numbered clause in the fourth paragraph of the legal opinion. For guidance, see Section II.B.3.a of Staff Legal Bulletin 19.

The Company will refile Exhibit 5.1 with its next amendment to the Registration Statement in response to the Staff’s comment. The fourth paragraph of the legal opinion will be revised to amend the assumption as follows (with strikethrough text to be deleted and underlined text to be added).

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that (1) when the Board of Directors of the Company or a duly authorized committee thereof (the “Board”) has ~~taken all necessary corporate action to authorize and approve the issuance of the Shares~~ established the specific price for the sale of the Shares, (2) when the Amended Certificate has been duly filed with the Secretary of State of the State of Delaware, and (3) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board, the Shares will be validly issued, fully paid and nonassessable.

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Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Ronald E. Alper Tia Jenkins Brigitte Lippmann
Brian McAllister

American Renal Associates Holdings, Inc.
Joseph A. Carlucci
Michael R. Costa, Esq.

Latham & Watkins LLP
Peter N. Handrinos, Esq.
Nathan Ajiashvili, Esq.

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Annex A

Net tangible book value (deficit)

Calculation support

December 31, 2015

Assumptions:
Initial Public Offering Price	$21.50
Shares sold in offering	7,500,000

A	B	A + B	C	A + C	C - B
Historical (page 66)	Pro forma adjustments/before IPO *	Pro forma/before IPO	Pro forma adjustments/after IPO (page 66)	Pro forma/after IPO (page 66)	Pro forma/IPO - related^
Total assets as of December 31, 2015	939,469	(30,168)	909,301	(53,640)	885,829	(23,472)
(Goodwill)	(569,318)	(569,318)	(569,318)
(Intangible assets, net)	(25,662)	(25,662)	(25,662)
(Deferred financing costs, net)	(1,900)	(1,900)	(1,900)
(Total liabilities)	(780,548)	(49,007)	(829,555)	110,116	(670,432)	159,123
(Noncontrolling interests subject to put provisions)	(108,211)	(108,211)	(108,211)
(Noncontrolling interests not subject to put provisions)	(179,903)	(179,903)	(179,903)
(726,073)	(79,175)	(805,248)	56,476	(669,597)	135,651

Common Stock Shares Outstanding	22,213,967	x	29,713,967	7,500,000
(36.25)	(22.53)

Assumed IPO price per share	$21.50

Pro forma net tangible book value (deficit) per share as of 12/31/15	$(36.25)
Increase in per share attributable to new investors to this offering	$13.72
Pro forma net tangible book value (deficit) per share after giving effect to offering	$(22.53)
Dilution per share to new investors in this offering	$44.03

* Decrease of $30.2 million of cash related to pre-IPO stockholders and dividend equivalent payments to vested option holders; increase of $49.0 million in liabilities comprised of $26.1 million related to the NewCo Distribution, $22.6 million TRA liability and $0.3 million related to accrued cash dividend equivalent payments in connection with unvested outstanding stock options.

^ Decrease of $23.5 million of assets related to $142.3 million of IPO net proceeds, decrease of $238.9 million related to the repayment of the second lien credit facility and $73.3 million related to the amendments and additional borrowings under the first lien credit facility; decrease of $159.1 million in liabilities related to $233.8 million decrease due to the repayment of the second lien credit facility, offset by $74.7 million of additional borrowings due to the amendments to the first lien credit facility.

x As reported in the Consolidated Balance Sheets, refer to page F-3